Wah Fu Education Group Limited

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176

April 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

AD Office 11 – Telecommunications

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn: Terry French, Assistant Director

Re:	Wah Fu Education Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed April 11, 2018
File No. 333-223804

Dear Mr. French:

Wah Fu Education Group Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2018 regarding our Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) previously filed on April 11, 2018.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

Audited Consolidated Financial Statements, page F-1

1.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant. Please refer to Instruction 2 of Item 8.A.4 of Form 20-F.

In response to the Staff’s comment, we have filed a formal waiver as Exhibit 99.4 to the Registration Statement pursuant to Instruction 2 of Item 8.A.4 of Form 20-F.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our legal counsel Richard Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP